4Q23 Investor Presentation
January 24, 2024




Member FDIC. © 2024 United Community Bank | ucbi.com

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to potential benefits of the First National Bank of South Miami merger, and the strength of our pipelines and their ability to support business growth across our markets and our belief that our high-quality balance sheet and business mix will support strong performance regardless of future economic conditions. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from acquisitions may not be realized or take longer than anticipated to be realized, (2) disruption of customer, supplier, employee or other business partner relationships as a result of these acquisitions, (3) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to these acquisitions, (4) the risks relating to the integration of acquired banks' operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (5) the risks associated with United's pursuit of future acquisitions, (6) the risk associated with expansion into new geographic or product markets, and (7) general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.



Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Noninterest income – operating," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.



United Community Banks, Inc.



CLARKSVILLE
JOHNSON CITY
WINSTON-SALEM
DURHAM
NASHVILLE
KNOXVILLE
GREENSBORO
RALEIGH
JACKSON
TN
NC
MEMPHIS
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
CHATTANOOGA
GREENVILLE
WILMINGTON
FLORENCE
SC
MYRTLE BEACH
ATHENS
COLUMBIA
ATLANTA
AUGUSTA
AL
GA
MACON
CHARLESTON
HILTON HEAD ISLAND
COLUMBUS
SAVANNAH
ALBANY
DOTHAN
VALDOSTA
TALLAHASSEE
JACKSONVILLE
ORLANDO
FL
TAMPA
SARASOTA
FORT LAUDERDALE
NAPLES
MIAMI
UCBI Banking Offices

Regional Full-Service Branch Network
National Navitas and SBA Markets

Premier Southeast Regional Bank – Committed to Service Since 1950

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 198 branches, 9 LPOs, and 3 MLOs across six Southeast states; Top 10 market share in GA and SC

Extended Navitas and SBA Markets

- ✓ Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment finance provider
- ✓ SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$27.3
BILLION IN TOTAL ASSETS

$18.3
BILLION IN TOTAL LOANS

$5.6
BILLION IN AUA

$23.3
BILLION IN TOTAL DEPOSITS

12.6%
TIER 1 RBC

AMERICA'S BEST BANKS
in 2023 for the ninth consecutive year – Forbes

$0.23
QUARTERLY DIVIDEND – UP 5% YOY

WORLD'S BEST BANKS
in 2023 for four of the last five years – Forbes

207
BANKING OFFICES ACROSS THE SOUTHEAST

AMERICA'S MOST TRUSTWORTHY COMPANIES
in 2023 and #2 in the banking industry - Newsweek

Nine-time winner of the J.D. Power award that ranked us
#1 IN CUSTOMER SATISFACTION
with Consumer Banking in the Southeast

BEST BANKS TO WORK FOR
in 2023 for the seventh consecutive year – American Banker

4Q23 Highlights

$0.11
Diluted earnings per share – GAAP

$0.53
Diluted earnings per share – operating(1)

0.18%
Return on average assets – GAAP

0.92%
Return on average assets – operating(1)

1.33%
PTPP return on average assets – operating(1)

2.24%
Cost of deposits

28%
DDA / Total Deposits

1.44%
Return on common equity – GAAP

10.58%
Return on tangible common equity – operating(1)

66.3%
Efficiency ratio – GAAP

59.6%
Efficiency ratio – operating(1)

2.5%
Annualized 4Q EOP loan growth

8.9%
Annualized 4Q EOP deposit growth, excluding brokered deposits

Other 4Q notable items:

$3.4 mm in unusual tax benefits (after-tax)

$2.5 mm unrealized loss on equity investments

$2.4 mm MSR write-down



Diluted Earnings Per Share



Return on Average Assets



Book Value Per Share



PTPP Return on Average Assets

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance



5

Outstanding Deposit Franchise

4Q23 Total Deposits $23.3 billion



Total Deposit Beta



- UCBI Cumulative Deposit Beta
- KRX Peer Average Cumulative Deposit Beta
- UCBI Cost of Deposits

Strong Customer Deposit Growth

✓ Total deposits were up $453 million in 4Q23 from 3Q23, driven by seasonal increases in public funds and the addition of new public funds accounts

✓ Excluding Progress and FNBSM, total deposits were up $1.4 billion YOY, or 8.4%

✓ Excluding brokered deposits (paid down $52 million), total deposits were up $504 million, or 8.9% annualized from 3Q23

Competitive Market Pricing Drove Funding Costs Higher

✓ 42% cumulative deposit beta since 4Q21, as cost of deposits moved to 2.24% from 2.03% in 3Q23

✓ DDA% moved to 28% of total deposits from 30% last quarter, as customers moved funds to NOW and CDs



Deposit Trends

4Q23 Total Deposits $23.3 billion

$ in billions



- ✓ Deposits are granular with a $35 thousand average account size and are diverse by industry and geography
- ✓ Business deposits of $8.5 billion and personal deposits of $11.4 billion in 4Q23
  - The remaining $3.4 billion of deposits are predominantly comprised of public funds

Deposit Mix Shift



Customer Deposit Granularity

$ actual





Well-Diversified Loan Portfolio



4Q23 Total Loans $18.3 billion

C&I 39%
Commercial Construction 10%
CRE 23%
Other Consumer 1%
Residential Mortgage 18%
Home Equity 5%
Residential Construction 2%
Manufactured Housing 2%



Equipment Financing 21%
Commercial & Industrial 33%
Owner Occupied CRE 46%

Quarter Highlights

✓ Loans increased $116 million, or 2.5% annualized

✓ Construction and CRE ratios as a percentage of total RBC were 75% and 214%, respectively

✓ Top 25 relationships totaled $832 million, or 4.5% of total loans

✓ SNCs outstanding of $264 million, or 1.4% of total loans

✓ Project lending limit of $32 million

✓ Conservative relationship lending limits driven by risk grades



Balance Sheet Strength – Liquidity and Capital

Loans / Deposits %



- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ Customer deposit growth provided funding for loan growth and to pay down brokered funding
- ✓ $5.8 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ FHLB borrowings remained at zero in 4Q23

Tangible Common Equity / Tangible Assets %



Common Equity Tier 1 RBC %*



*4Q23 regulatory capital ratios are preliminary



Capital

Risk-Based Capital Ratios



Legend: ■ CET1 ■ Non-common Tier 1 ■ Tier 2

	3Q22	4Q22	1Q23	2Q23	3Q23	3Q23 KRX Peer Median	4Q23*
Total	14.6%	14.8%	14.4%	14.6%	14.5%	13.8%	14.5%
Tier 2	1.9%	2.0%	1.8%	1.9%	1.9%	1.7%	1.9%
Non-common Tier 1	0.5%	0.5%	0.5%	0.5%	0.5%	0.6%	0.4%
CET1	12.1%	12.3%	12.1%	12.2%	12.2%	11.4%	12.2%

Tangible Book Value Per Share



3Q23 TBV	GAAP Earnings	Dividends	Change in AOCI	Other	4Q23 TBV
$17.70	$0.11	($0.24)	$0.78	$0.04	$18.39

✓ 4Q23 regulatory risk-based capital ratios remained above peers and were consistent with 3Q23

✓ The leverage ratio decreased 24 bps to 9.46%, as compared to 3Q23 due to 4Q balance sheet growth

✓ Quarterly dividend of $0.23 per share, an increase of 5% YOY

✓ Repurchased 83,670 preferred shares in 4Q23 at an average price of $21.97

- Repurchased a total of 338,350 preferred shares at an average price of $21.13 during 2023

✓ Net unrealized securities losses in AOCI improved by $97 million to $249 million in 4Q23

- AFS securities portfolio of $3.3 billion with a 2.4-year duration

✓ TCE% of 8.36% increased 18 bps from 3Q23

*4Q23 regulatory capital ratios are preliminary



Net Interest Revenue / Margin[1]

$ in millions

Net Interest Revenue & Net Interest Margin



- Net interest revenue increased $897,000 from 3Q23
- Net interest margin decreased 5 bps from 3Q23, primarily driven by increased deposit costs
- Core net interest margin of 3.11%, which excludes purchased loan accretion
- Purchased loan accretion totaled $5.0 million and contributed 8 bps to the margin, down 1 bp from 9 bps in 3Q23
- Approximately $6.6 billion, or 36% of total loans are floating, or reprice or mature within one year

4Q23 NIM Compression



Yields & Costs



(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion



Noninterest Income

$ in millions



Linked Quarter

✓ Noninterest income was down $55.1 million to -$23.1 million, primarily due to the $51.7 million loss resulting from the bond portfolio restructuring transaction

- Excluding the bond portfolio restructuring transaction, non-interest income was $28.6 million, down $3.4 million from last quarter
- $4.2 million decrease in mortgage fees driven by the absence of last quarter's $1.1 million MSR write-up compared to a $2.4 million MSR write-down in 4Q
- Losses on equity securities of $2.5 million compared to $2.2 million in 3Q23
- $451,000 decrease in gains on SBA and Navitas loan sales
  - $1.4 million in 4Q gains on $24.5 million of SBA loans sold
  - $868,000 in 4Q gains on $28.3 million of equipment finance loan sales

Year-over-Year

✓ Excluding the bond portfolio restructuring transaction, non-interest income was down $4.8 million from 4Q22

- Mortgage rate locks of $223 million in 4Q23 compared to $364 million in 4Q22

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

12



Noninterest Expense

Efficiency Ratio %
66.3%
61.3%
57.2%
55.7%
57.02%
59.6%
57.4%
53.7%
54.2%
48.0%
47.4%
4Q22
1Q23
2Q23
3Q23
4Q23
GAAP
Operating
KRX Peer Median



- ✓ The GAAP efficiency ratio increased compared to last quarter
- ✓ On an operating basis, the efficiency ratio increased as increased group medical insurance costs more than offset spread income growth

Noninterest Expense $
$ in millions
$117.3
$115.9
$139.8
$131.2
$132.4
$128.8
$144.5
$135.3
$154.6
$138.8
4Q22
1Q23
2Q23
3Q23
4Q23
GAAP
Operating(1)



- ✓ Noninterest expense increased $10.1 million compared to the third quarter mostly due to the FDIC special assessment
- ✓ Noninterest expense - operating increased by $3.5 million, or 3.0%, quarter over quarter including $3.2 million from higher group medical insurance costs



(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

Credit Quality

Net Charge-Offs as % of Average Loans



- 4Q23 net charge-offs of $10.1 million, or 0.22% of average loans, annualized

- Non-performing assets increased $2.0 million during the quarter and were 0.51% of total loans, an increase of 1 bp from 3Q23

- Past due loans increased $16.1 million during the quarter and were 0.29% of total loans, an increase of 8 bps from 3Q23, primarily commercial driven

- Higher risk loans, defined as special mention plus substandard accruing, decreased 0.20% from 3Q23 to 2.7% and were also down 0.20% YOY

Non-Performing Assets & Past Due Loans as a % of Total Loans



Special Mention & Substandard Accruing Loans as a % of Total Loans





Allowance for Credit Losses



Allowance for Credit Losses (ACL) Walk-Forward

($000)
$219,624
$1,737
($3,241)
($10,122)
($175)
$16,305
$224,128
3Q23 ACL
Loan Growth
Unfunded Commitments
NCOs
Specific Reserve
Model Impact / NCO re-fill
4Q23 ACL

Allowance for Credit Losses (ACL)

$ in millions
1.18%
1.16%
1.22%
1.21%
1.22%
$181
$198
$212
$220
$224
4Q22
1Q23
2Q23
3Q23
4Q23
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses %

- ✓ The 4Q23 reserve increased $4.5 million during the quarter to $224 million
- ✓ Reserve for unfunded commitments decreased $3.2 million from 3Q23, due to lower commercial construction commitments
- ✓ ACL levels remain strong at 1.22% of loans, up from 1.18% in 4Q22



Note: ACL includes the reserve for unfunded commitments



4Q23 INVESTOR PRESENTATION
Exhibits



Navitas Performance

$ in millions



Navitas Portfolio



Net Charge-Offs & Weighted Average FICO Scores

- ✓ Navitas represents 8% of total loans
- ✓ Navitas ACL / Loans of 2.17%
- ✓ Navitas 4Q23 NCOs of 2.05% annualized, or $7.9 million
- ✓ Of the $7.9 million of losses, $4.4 million came from the Long Haul Trucking segment as the book shrank to just $49 million
- ✓ Excluding Long Haul Trucking losses, Navitas' losses were 0.96% of total Navitas loans
- ✓ Changed practice to mark collateral at repossession date, that had the impact of adding $1.8 million, or 0.47% in 4Q NCOs
  - $1.4 million of the $1.8 million of increased 4Q NCOs came in the Long Haul Trucking segment



Selected Portfolios – Office

$ in millions



Investment CRE – Office

$666
$683
$664
$661
$710
$722
$711
$785
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
Substandard
Special Mention
Pass

4Q23 Portfolio Characteristics	
Outstanding	$785 million
% of Total Loans	4.3%
Average Loan Size	$1.3 million
Median Loan Size	$553 thousand
Largest Loan Size	$12.4 million
30 + Days Past Due	$2.4 million
Special Mention	$11.5 million
Substandard Accruing	$3.2 million
Non Accruals	$1.4 million

Note: Progress acquisition contributed $74 million of the increase in office loans outstanding from 4Q22 to 1Q23; Reclass of FNBSM office loans contributed $70 million of the increase in office loans outstanding from 3Q23 to 4Q23



Selected Portfolios – Senior Care

$ in millions

Investment CRE – Senior Care



	Substandard $	Special Mention $	Pass $

4Q23 Portfolio Characteristics

Outstanding	**$382 million**
% of Total Loans	**2.1%**
Average Loan Size	**$6.8 million**
Median Loan Size	**$6.2 million**
Largest Loan Size	**$18.0 million**
30 + Days Past Due	**$0**
Special Mention	**$86.7 million**
Substandard Accruing	**$113.3 million**
Non Accruals	**$28.5 million**



Mortgage Activity Trends

$ in millions





- ✓ Rate locks were $223 million compared to $304 million in 3Q23

- ✓ 22% of locked loans were variable rate mortgages in 4Q23, down from 34% in 3Q23

- ✓ Sold $114 million loans in 4Q23, up $5 million from $108 million sold in 3Q23

- ✓ The decrease in the gain on sale margin was driven by a mix change toward FHA loans, as the gain on sale of the individual products were stable

- ✓ Purchase volume remained the primary driver of originations at 87% of the total



Footprint Focused on High-Growth MSAs in Southeast

Top 10 MSAs - % of Total Deposits
Myrtle Beach, SC
2.0%
Charlotte, NC
2.1%
Orlando, FL
2.3%
Knoxville, TN
2.8%
Gainesville, GA
3.2%
Raleigh, NC
3.7%
Miami, FL
5.3%
Nashville, TN
5.4%
Greenville, SC
8.8%
Atlanta, GA
21.9%



Fastest Growing Major Southeast MSAs (1)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Raleigh, NC	3.73%	7.40	11.77
2) Jacksonville, FL	0.52%	6.89	14.35
3) Orlando, FL	2.31%	6.35	10.63
4) Nashville, TN	5.43%	6.12	12.44
5) Charlotte, NC	2.07%	5.80	14.66
6) Tampa, FL	0.12%	5.19	11.68
7) Atlanta, GA	21.85%	4.68	14.16
8) Richmond, VA	--	3.88	12.78
9) Washington, DC	--	2.72	11.66
10) Virginia Beach, VA	--	2.25	14.75
11) Miami, FL	5.30%	1.95	10.76
12) Birmingham, AL	0.73%	1.60	10.87

Fastest Growing Mid-Sized Southeast MSAs (2)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Myrtle Beach, SC	2.04%	9.38	12.44
2) Winter Haven, FL	--	9.37	9.14
3) Fort Myers, FL	--	8.93	11.31
4) Sarasota, Fl	0.18%	7.73	12.11
5) Port St. Lucie, FL	0.12%	7.53	11.74
6) Fayetteville, AR	--	6.99	10.18
7) Daytona Beach, FL	--	6.56	10.27
8) Charleston, SC	1.10%	6.32	14.65
9) Huntsville, AL	1.71%	5.93	16.50
10) Melbourne, FL	0.11%	5.29	11.06
11) Greenville, SC	8.81%	4.74	12.63
12) Pensacola, FL	--	4.62	9.92
13) Durham, NC	--	4.52	13.77
14) Knoxville, TN	2.75%	4.10	11.62
15) Columbia, SC	0.21%	3.59	13.59

UCBI MSA Presence

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q22	1Q23	2Q23	3Q23	4Q23
Noninterest Income					
Noninterest income - GAAP	$ 33,353	$ 30,209	$ 36,387	$ 31,977	$ (23,090)
Bond portfolio restructuring loss	-	-	-	-	51,689
Noninterest income - operating	$ 33,353	$ 30,209	$ 36,387	$ 31,977	$ 28,599
Expenses					
Expenses - GAAP	$117,329	$139,805	$132,407	$144,474	$154,587
Merger-related and other charges	(1,470)	(8,631)	(3,645)	(9,168)	(5,766)
FDIC special assessment	-	-	-	-	(9,995)
Expenses - operating	$115,859	$131,174	$128,762	$135,306	$138,826
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.74	$ 0.52	$ 0.53	$ 0.39	$ 0.11
Merger-related and other charges	0.01	0.06	0.02	0.06	0.04
Bond portfolio restructuring loss	-	-	-	-	0.32
FDIC special assessment	-	-	-	-	0.06
Diluted earnings per share - operating	0.75	0.58	0.55	0.45	0.53
Book Value Per Share					
Book Value per share - GAAP	$ 24.38	$ 25.76	$ 25.98	$ 25.87	$ 26.52
Effect of goodwill and other intangibles	(7.25)	(8.17)	(8.15)	(8.17)	(8.13)
Tangible book value per share	$ 17.13	$ 17.59	$ 17.83	$ 17.70	$ 18.39
Return on Tangible Common Equity					
Return on common equity - GAAP	10.86 %	7.34 %	7.47 %	5.32 %	1.44 %
Merger-related and other charges	0.15	0.81	0.35	0.82	0.50
Bond portfolio restructuring loss	-	-	-	-	4.47
FDIC special assessment	-	-	-	-	0.86
Return on common equity - operating	11.01	8.15	7.82	6.14	7.27
Effect of goodwill and intangibles	4.19	3.48	3.53	2.89	3.31
Return on tangible common equity - operating	15.20 %	11.63 %	11.35 %	9.03 %	10.58 %



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q22		1Q23		2Q23		3Q23		4Q23	
Return on Assets										
Return on assets - GAAP	1.33	%	0.95	%	0.95	%	0.68	%	0.18	%
Merger-related and other charges	-		-		-		-		0.06	
Bond portfolio restructuring loss	-		-		-		-		0.57	
FDIC special assessment	0.02		0.11		0.05		0.11		0.11	
Return on assets - operating	1.35	%	1.06	%	1.00	%	0.79	%	0.92	%
Return on Assets to Return on Assets - Pre-tax Pre-provision										
Return on assets - GAAP	1.33	%	0.95	%	0.95	%	0.68	%	0.18	%
Income tax expense (benefit)	0.41		0.29		0.29		0.18		(0.04)	
(Release of) provision for credit losses	0.33		0.34		0.35		0.45		0.21	
Return on assets - pre-tax, pre-provision	2.07		1.58		1.59		1.31		0.35	
Merger-related and other charges	0.02		0.13		0.06		0.13		0.08	
Bond portfolio restructuring loss	-		-		-		-		0.75	
FDIC special assessment	-		-		-		-		0.15	
Return on assets - operating	2.09	%	1.71	%	1.65	%	1.44	%	1.33	%
Efficiency Ratio										
Efficiency ratio - GAAP	47.95	%	57.20	%	55.71	%	61.32	%	66.33	%
Merger-related and other charges	(0.60)		(3.53)		(1.54)		(3.89)		(2.47)	
FDIC special assessment	-		-		-		-		(4.29)	
Return on assets - operating	47.35	%	53.67	%	54.17	%	57.43	%	59.57	%
Tangible Common Equity to Tangible Assets										
Equity to assets ratio - GAAP	11.25	%	11.90	%	11.89	%	11.85	%	11.95	%
Effect of goodwill and intangibles	(2.97)		(3.36)		(3.31)		(3.33)		(3.27)	
Effect of preferred equity	(0.40)		(0.37)		(0.37)		(0.34)		(0.32)	
Tangible common equity to tangible assets ratio	7.88	%	8.17	%	8.21	%	8.18	%	8.36	%



Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Office
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-sufficient Funds
CSP – Customer Service Profiles	OO RE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-bearing liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year

